===============================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)

                                marchFIRST, Inc.
                                (Name of Issuer)

                                  Common Stock
                                $.001 Par Value
                         (Title of Class of Securities)

                            -----------------------

                                   0005662441
                                 (Cusip Number)

                                 Gerald Morgan
                            Francisco Partners, L.P.
                            Two Embarcadero Center,
                                   Suite 420
                            San Francisco, CA 94111
                             Tel No.:(415) 277-2900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                               December 28, 2000
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     (Continued on following pages)
===============================================================================

                                  SCHEDULE 13D

CUSIP No. 0005662441                                          Page 2 of 10 Pages

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              FP-Lion, L.L.C.
              94-3382688
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Delaware
-------------------------------------------------------------------------------
                                         7     SOLE VOTING POWER

                                                    -0-
                                        ---------------------------------------
            NUMBER OF SHARES             8     SHARED VOTING POWER (1)
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                     31,526,500
                  WITH                  ---------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                                   -0-
                                        ---------------------------------------
                                         10    SHARED DISPOSITIVE POWER (1)

                                                   31,526,500
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

                    31,526,500
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
              CERTAIN SHARES

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.9%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                    00
-------------------------------------------------------------------------------

---------
(1) Assumes the conversion of all Series A 8% Senior Convertible Participating Preferred Stock beneficially owned by such reporting person.

                                  SCHEDULE 13D

CUSIP No. 0005662441                                          Page 3 of 10 Pages

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Francisco Partners, L.P.
              94-3359836
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Delaware
-------------------------------------------------------------------------------
                                         7     SOLE VOTING POWER

                                                    -0-
                                        ---------------------------------------
            NUMBER OF SHARES             8     SHARED VOTING POWER (1)
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                     31,526,500
                  WITH                  ---------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                                   -0-
                                        ---------------------------------------
                                         10    SHARED DISPOSITIVE POWER (1)

                                                   31,526,500
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

                    31,526,500
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
              CERTAIN SHARES

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.9%

-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                    PN
-------------------------------------------------------------------------------

---------
(1) Assumes the conversion of all Series A 8% Senior Convertible Participating Preferred Stock deemed to be beneficially owned by such reporting person.

                                  SCHEDULE 13D

CUSIP No. 0005662441                                          Page 4 of 10 Pages

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Francisco Partners GP, LLC
              94-3360855
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Delaware
-------------------------------------------------------------------------------
                                         7     SOLE VOTING POWER

                                                    -0-
                                        ---------------------------------------
            NUMBER OF SHARES             8     SHARED VOTING POWER (1)
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                     31,526,500
                  WITH                  ---------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                                   -0-
                                        ---------------------------------------
                                         10    SHARED DISPOSITIVE POWER (1)

                                                   31,526,500
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

                    31,526,500
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
              CERTAIN SHARES

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.9%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                    OO
-------------------------------------------------------------------------------

---------
(1) Assumes the conversion of all Series A 8% Senior Convertible Participating Preferred Stock deemed to be beneficially owned by such reporting person.

   Item 1. Security and Issuer.

     The class of equity securities to which this statement (this "Statement") relates is the Common Stock, $.001 par value per share (the "Shares"), of marchFIRST, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 311 South Wacker Drive, Suite 3500, Chicago, Illinois 60606-6618.

   Item 2. Identity and Background.

     (a) Name of Person(s) Filing this Statement (the "Reporting Persons")

     FP-Lion, L.L.C., a Delaware limited liability company ("FP-Lion")

     Francisco Partners, L.P., a Delaware limited partnership ("FPLP")

     Francisco Partners GP, LLC, a Delaware limited liability company ("FPGP")

     (b)-(c)

     FP-Lion

     FP-Lion is a Delaware limited liability company formed to invest in the Series A 8% Senior Convertible Participating Preferred Stock of the Issuer (the "Series A Preferred Stock") and the Series B 12% Participating Preferred Stock of the Issuer (the "Series B Preferred Stock"). The business address of FP-Lion, which also serves as its principal office, is Two Embarcadero Center, Suite 420, San Francisco, California 94111. Pursuant to Instruction C to
Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to FPLP, the sole member of FP-Lion, is set forth below.

     FPLP

     FPLP is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of FPLP, which also serves as its principal office, is Two Embarcadero Center, Suite 420, San Francisco, California 94111. Pursuant to Instruction C to
Schedule 13D of the Exchange Act, information with respect to FPGP, the sole general partner of FPLP, is set forth below.

     FPGP

     FPGP is a Delaware limited liability company, the principal business of which is serving as the sole general partner of various limited partnerships whose principal business is investing directly or indirectly in various companies. The business address of FPGP, which also serves as its principal office, is Two Embarcadero Center, Suite 420, San Francisco, California 94111. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to David M. Stanton, Sanford R. Robertson, Benjamin H. Ball, Dipanjan Deb, Neil M. Garfinkel and Gerald Morgan, the Managing Directors of FPGP, is set forth below.

     Mr. David M. Stanton

     Mr. David M. Stanton is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Stanton is also a Member of Francisco Partners Management, LLC ("FPM"), which provides management services to FPLP at the request of FPGP. The business address of Mr. Stanton is Two Embarcadero Center, Suite 420, San Francisco, California 94111.

     Mr. Sanford R. Robertson

     Mr. Sanford R. Robertson is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Robertson is also a Member of FPM. The business address of Mr. Robertson is Two Embarcadero Center, Suite 420, San Francisco, California 94111.


                              Page 5 of 10 Pages

     Mr. Benjamin H. Ball

     Mr. Benjamin H. Ball is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Ball is also a Member of FPM. The business address of Mr. Ball is Two Embarcadero Center, Suite 420, San Francisco, California 94111.

     Mr. Dipanjan Deb

     Mr. Dipanjan Deb is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Deb is also a Member of FPM. The business address of Mr. Deb is Two Embarcadero Center, Suite 420, San Francisco, California 94111.

     Mr. Neil M. Garfinkel

     Mr. Neil M. Garfinkel is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Garfinkel is also a Member of FPM. The business address of Mr. Garfinkel is Two Embarcadero Center, Suite 420, San Francisco, California 94111.

     Mr. Gerald Morgan

     Mr. Gerald Morgan is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Morgan is also a Member of FPM. The business address of Mr. Morgan is Two Embarcadero Center, Suite 420, San Francisco, California 94111.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Messrs. Stanton, Robertson, Ball, Deb, Garfinkel and Morgan is a United States citizen.

   Item 3. Source and Amount of Funds or Other Consideration.

     As more fully described in Item 6 below, on December 28, 2000, FP-Lion purchased from the Issuer 63,053 shares of the Series A Preferred Stock at an aggregate purchase price of $63,053,000. FP-Lion obtained funds for the purchase price from capital contributions provided by FPLP; FPLP obtained funds from capital contributions provided by its limited partners and FPGP; FPGP obtained such funds from capital contributions provided by its six Managing Directors, each of whom obtained such funds from personal funds.

   Item 4.  Purpose of Transaction.

     The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

     In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.


                              Page 6 of 10 Pages

     Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D under the Exchange Act.

   Item 5. Interest in Securities of the Issuer.

     (a) (1) FP-Lion is the record and beneficial owner of 63,053 shares of Series A Preferred Stock. Assuming conversion of all such shares, FP-Lion is the beneficial owner of 31,526,500 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of October 31, 2000, there being 155,284,971 shares of Common Stock outstanding, represents approximately 16.9% of the outstanding shares of Common Stock.

          (2) Assuming conversion of all 63,053 shares of Series A Preferred Stock owned of record by FP-Lion, FPLP, in its capacity as sole member of FP-Lion, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed the beneficial owner of 31,526,500 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of October 31, 2000, there being 155,284,971 shares of Common Stock outstanding, represents approximately 16.9% of the outstanding shares of Common Stock.

          (3) Assuming conversion of all 63,053 shares of Series A Preferred Stock owned of record by FP-Lion, FPGP, in its capacity as sole general partner of FPLP, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed the beneficial owner of 31,526,500 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of October 31, 2000, there being 155,284,971shares of Common Stock outstanding, represents approximately 16.9% of the outstanding shares of Common Stock.

     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

     (c) Except as set forth herein, to the knowledge of the Reporting Persons, none of the persons named pursuant to Item 2 has effected any transactions in shares of Common Stock during the past 60 days.

     (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

     (e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

   Stock Purchase Agreement

     Pursuant to the Stock Purchase Agreement dated as of December 13, 2000 (the "Agreement"), between the Issuer and FP-Lion, the Issuer agreed to sell and FP-Lion agreed to purchase 63,053 shares of the Series A Preferred Stock (the "Series A Shares") and 86,947 shares of the Series B Preferred Stock (the "Series B Shares") at a purchase price of $1,000 per share. On December 28, 2000, at the closing (the "Closing") held pursuant to the Agreement, the Issuer sold to FP-Lion the Series A Shares and the Series B Shares.

     In the Agreement, FP-Lion agreed that, so long as it owns 50% of its initial equity investment, it will not, without the consent of the Issuer, purchase any additional shares of the Issuer's voting stock, solicit proxies, make any offer or announce any intention to acquire the Issuer or take other similar actions.


                               Page 7 of 10 Pages

     The foregoing summary of the Agreement is not intended to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

   Certificate of Designation of the Series A Shares

     As contemplated by the Agreement, the Board of Directors of the Issuer approved and adopted the Certificate of Designations, Preferences and Rights of Series A 8% Senior Convertible Participating Preferred Stock (the "Certificate of Designation of the Series A Shares") to create the series of preferred stock designated as the Series A Preferred Stock. The Series A Shares bear cumulative dividends at an annual rate of 8%, payable semi-annually in cash or Series B Shares, at the Issuer's option. If the Series B Shares are converted into Series A Shares, dividends on the Series A Shares will be payable in cash or in Series A Shares, at the Issuer's option. The Series A Shares are also entitled, on an as-converted basis, to receive dividends or distributions declared with respect to Common Stock. Subject to compliance with the rules and regulations of The Nasdaq Stock Market, the Series A Shares are convertible at any time at the option of the holders into shares of the Common Stock at an initial conversion ratio that is based on a conversion price of $2 per share. The conversion ratio is subject to adjustment in the event of, without limitation, subdivisions, splits, combinations, consolidations, mergers or reclassifications. In addition, the conversion ratio is subject to anti-dilution adjustment for issuances of Common Stock at a price per share less than the market value of the Common Stock on the date of issuance (other than Common Stock issued in connection with the Issuer's stock option plans or pursuant to any other Common Stock related employee compensation plans of the Issuer approved by the Issuer's Board of Directors or its predecessors or pursuant to other pre-existing obligations). The conversion ratio is also subject to adjustment for issuances of Common Stock at a price per share less than the greater of the market value of the Common Stock on the date of issuance or $4.00 per share in connection with certain agreements pursuant to which, as of December 13, 2000, the Issuer may be obligated to issue shares of Common Stock as retention bonuses to employees related to various acquisitions consummated by USWeb Corporation. Further, the conversion ratio of the Series A Shares is subject to adjustment in the event that the Issuer is required to pay more than $25 million in excess of any insurance coverage in payment or settlement of any losses or damages resulting from certain types of securities-related legal proceedings. The Series A Shares will be redeemable by the Issuer on or after the third anniversary of the Closing. The Series A Shares will also be redeemable by the Issuer on or after the first anniversary of the Closing if the Common Stock has a closing price of at least $7.50 both for (1) at least 20 of the 30 trading days immediately preceding the notice of redemption and (2) the 5 trading days immediately preceding such notice.

     In the event of any liquidation or winding up of the Issuer (defined broadly to include certain change in control transactions), the holders of the Series A Shares will be entitled to receive in preference to the holders of the Common Stock a per share amount equal to $1,000 plus any accrued and unpaid dividends (the "Liquidation Preference") and thereafter will participate with the Common Stock, on an as-converted basis, in any distributions of cash or other assets paid on any shares of Common Stock, until the total payment (including the Liquidation Preference) to the holders of Series A Shares is equal to $1,500 per Series A Share. Thereafter the holders of the Series A Shares will not participate with the Common Stock in any such distributions until such time as the holders of the Common Stock shall have received total distributions equal to their pro-rata percentage as if the Series A Shares and the Series B Shares (as if it were Series A Shares) had converted into Common Stock. Thereafter the Series A Shares will participate with the Common Stock on an as-converted basis without limitation. Subject to compliance with the rules and regulations of The Nasdaq Stock Market, the Series A Shares will be entitled to vote together with the Common Stock on an as-converted basis, and the holders of a majority of the Series A Shares will be entitled to appoint one director to the Issuer's Board. The foregoing summary of the Certificate of Designation of the Series A Shares is not intended to be complete and is qualified in its entirety by reference to the Certificate of Designation of the Series A Shares, a copy of which is filed herewith as Exhibit 10.2 and is incorporated herein by reference.


                               Page 8 of 10 Pages

   Certificate of Designation of the Series B Shares

     As contemplated by the Agreement, the Board of Directors of the Issuer approved and adopted the Certificate of Designations, Preferences and Rights of Series B 12% Senior Participating Preferred Stock (the "Certificate of Designation of the Series B Shares") to create the series of preferred stock designated as the Series B Preferred Stock. The Series B Shares bear cumulative dividends at an annual rate of 12%, payable semi-annually in cash or Series B Shares, at the Issuer's option. The Series B Shares are also entitled, on an as-converted basis (as if they were Series A Shares), to receive dividends or distributions declared with respect to Common Stock. The Series B Shares are not convertible into Common Stock. However, upon approval by the Issuer's stockholders at or prior to the next annual meeting of stockholders of the Issuer, the Series B Shares, together with any accrued but unpaid dividends, would immediately convert into Series A Shares, on a one-for-one basis. The holders of the Series B Shares will have the right to require the Issuer to repurchase the Series B Shares (the "Put Right") as follows: (1) on or after the first anniversary of the Closing, to the extent that the Series A Shares have been converted into Common Stock; or (2) on or after the earlier of a Change in Control (as defined therein) or the second anniversary of the Closing, to the extent the Series A Shares have been converted into Common Stock or sold or otherwise transferred to a third party; or (3) at any time on or after the 7th anniversary of the Closing. In exchange for each Series B Share which the Issuer is required to repurchase pursuant to the exercise of the Put Right, the Issuer will be obligated to pay an amount equal to the market value of the shares of Common Stock into which one Series A Share would be convertible on that date and may be paid in cash, or following any required stockholder approval, in shares of Common Stock. The Series B Shares will be redeemable, and share in distributions on liquidation, on the same terms as the Series A Shares. The Series B Shares will not have general voting rights; however, the holders of a majority of the Series B Shares will be entitled to appoint one director to the Issuer's Board. If the Series B Shares are automatically converted into Series A Shares as previously described, this right to appoint a director will terminate and the holders of the Series A Shares will thereafter be entitled to appoint two directors. The foregoing summary of the Certificate of Designation of the Series B Shares is not intended to be complete and is qualified in its entirety by reference to the Certificate of Designation of the Series B Shares, a copy of which is filed herewith as Exhibit 10.3 and is incorporated herein by reference.

     In conjunction with the Closing, Messrs. Stanton and Garfinkel joined the Issuer's Board of Directors as the designees of the Series A Shares and the Series B Shares.

   Registration Rights Agreement

     Pursuant to the Registration Rights Agreement dated as of December 28, 2000 among the Issuer, FP-Lion and each person who becomes a Holder (as defined therein) (the "Registration Rights Agreement"), the holders of the Series A Shares and the Series B Shares have certain piggy-back and, after nine months from the Closing, demand registration rights with respect to the Common Stock issuable upon conversion of the Series A Shares (including the additional Series A Shares that may be issued in connection with the conversion of the Series B Shares). The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed herewith as Exhibit
10.4 and is incorporated herein by reference.

     Except for the agreements as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 10.1: Stock Purchase Agreement dated as of December 13, 2000 between marchFIRST, Inc. and FP-Lion, L.L.C.


                               Page 9 of 10 Pages

     Exhibit 10.2: Certificate of Designation, Preferences and Rights of
                   Series A 8% Senior Convertible Participating Preferred Stock

     Exhibit 10.3: Certificate of Designation, Preferences and Rights of
                   Series B 12% Senior Participating Preferred Stock

     Exhibit 10.4: Registration Rights Agreement dated December 28, 2000 among marchFIRST, Inc., FP-Lion, L.L.C. and each person who becomes a Holder (as defined)

     Exhibit 99.1: Joint Filing Agreement among the parties regarding filing of
                   Schedule 13D.


                              Page 10 of 10 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 12, 2001

                                       FP-LION, L.L.C.,

                                       By FRANCISCO PARTNERS, L.P.,
                                           a Member,

                                       By FRANCISCO PARTNERS GP, LLC ,
                                           the General Partner,


                                       By: /s/ Gerald Morgan
                                          -------------------------------------
                                          Name: Gerald Morgan
                                          Title: Managing Director

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 12, 2001

                                       FRANCISCO PARTNERS, L.P.,

                                       By FRANCISCO PARTNERS GP, LLC,
                                           the General Partner,


                                       By: /s/ Gerald Morgan
                                          -------------------------------------
                                          Name: Gerald Morgan
                                          Title: Managing Director

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 12, 2001

                                       By FRANCISCO PARTNERS GP, LLC,


                                       By: /s/ Gerald Morgan
                                          -------------------------------------
                                          Name: Gerald Morgan
                                          Title: Managing Director

                                 EXHIBIT INDEX


Exhibit 10.1: Stock Purchase Agreement dated as of December 13, 2000 between
              marchFIRST, Inc. and FP-Lion, L.L.C.*

Exhibit 10.2: Certificate of Designation, Preferences and Rights of
              Series A 8% Senior Convertible Participating Preferred Stock*

Exhibit 10.3: Certificate of Designation, Preferences and Rights of
              Series B 12% Senior Participating Preferred Stock*

Exhibit 10.4: Registration Rights Agreement dated December 28, 2000 among marchFIRST, Inc., FP-Lion, L.L.C. and each person who becomes a Holder (as defined)*

Exhibit 99.1: Joint Filing Agreement among the parties regarding filing of
              Schedule 13D.*


-----------------
* Filed herewith